

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2010

By Facsimile and U.S. Mail

Steven Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Benihana Inc.**
> **Schedule 14A filed by Benihana of Tokyo, Inc. et al.**
> **Filed September 10, 2010**
> **File No. 0-26396**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

1. We note that at the annual meeting, shareholders will be electing two Class III directors, but BOT is nominating only one Class III director for election. Please revise the proxy statement and proxy card to state that shareholders will be disenfranchised with respect to the second Class III director seat.

2. Please revise to amend the disclosure in the Schedule 13D filed by BOT, including to reflect the changes in the group membership and any changes in beneficial ownership.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions